

Mail Stop 4631

July 23, 2009

Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

   RE: **Lowe's Companies, Inc.**
     Form 10-K for the fiscal year ended January 30, 2009
     Filed March 31, 2009
     File # 1-7898

Dear Mr. Hull:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

         Sincerely,

         John Hartz
         Senior Assistant Chief Accountant